Exhibit 99.6

Potential Limitation of Recovery Against Arthur Andersen LLP

Arthur Andersen LLP was the former independent auditor of the General Dynamics Corporation Savings and Stock Investment Plan. The Company has been unable to obtain, after reasonable efforts, a written consent from Arthur Andersen LLP to the incorporation in this Annual Report on Form 11-K of their report and related financial statements for the year ended December 31, 2000, as required by Section 7 of the Securities Act of 1933, as amended (the “Securities Act”). Accordingly, participants will not be able to sue Arthur Andersen LLP pursuant to Section 11 of the Securities Act and therefore may have their recovery limited as a result of the lack of consent.